Exhibit 99.1

36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, March 11, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2019 ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights

•                      Average monthly page views (“PV”) for the twelve-month period ended December 31, 2019 was 425.4 million, up 116.8% compared to 196.2 million for the twelve-month period ended   December 31, 2018.

•                      Total revenues increased by 123.6% to RMB322.8 million (US$46.4 million) in the fourth quarter of 2019, from RMB144.4 million in the same period of 2018.

•                      Online advertising services revenues increased by 110.7% to RMB149.9 million (US$21.5 million) in the fourth quarter of 2019, from RMB71.1 million in the same period of 2018.

•                      Enterprise value-added services revenues increased by 147.1% to RMB154.4 million (US$22.2 million) in the fourth quarter of 2019, from RMB62.5 million in the same period of 2018.

•                      Subscription services revenues increased by 72.1% to RMB18.5 million (US$2.7 million) in the fourth quarter of 2019, from RMB10.8 million in the same period of 2018.

•                      Gross profit increased by 74.4% to RMB156.5 million (US$22.5 million) in the fourth quarter of 2019, from RMB89.7 million in the same period of 2018.

•                      Net income was RMB32.0 million (US$4.6 million) in the fourth quarter of 2019, compared to RMB39.1 million in the same period of 2018. Non-GAAP adjusted net income1 increased by 69.6% to RMB68.3 million (US$9.8 million) in the fourth quarter of 2019, from RMB40.2 million in the same period of 2018.

•                      Net income attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB98.7 million (US$14.2 million), compared to a net loss of RMB30.8 million in the same period of 2018.

Fiscal Year 2019 Operational and Financial Highlights

•                      Total revenues increased by 119.2% to RMB655.6 million (US$94.2 million) in the fiscal year of 2019, from RMB299.1 million in the fiscal year of 2018.

•                      Online advertising services revenues increased by 63.1% to RMB283.4 million (US$40.7 million) in the fiscal year of 2019, from RMB173.8 million in the fiscal year of 2018.

•                      Enterprise value-added services revenues increased by 218.7% to RMB319.5 million (US$45.9 million) in the fiscal year of 2019, from RMB100.2 million in the fiscal year of 2018.

•                      Subscription services revenues increased by 110.2% to RMB52.7 million (US$7.6 million) in the fiscal year of 2019, from RMB25.1 million in the fiscal year of 2018.

•                      Gross profit increased by 73.4% to RMB275.3 million (US$39.5 million) in the fiscal year of 2019, from RMB158.8 million in the fiscal year of 2018.

•                      Net loss was RMB25.9 million (US$3.7 million) in the fiscal year of 2019, compared to a net income of RMB40.5 million in the fiscal year of 2018. Non-GAAP adjusted net income increased by 43.0% to RMB65.3 million (US$9.4 million) in the fiscal year of 2019, from RMB45.6 million in the fiscal year of 2018.

1  Non-GAAP adjusted net income represents net income excluding share-based compensation.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2018	2019
Online advertising services
Number of online advertising services end customers	320	506
Average revenue per online advertising services end customer (RMB’000)[2]	543.1	560.1

Enterprise value-added services
Number of enterprise value-added services end customers	263	436
Average revenue per enterprise value-added services end customer (RMB’000)[3]	381.1	732.7

Subscription services
Number of individual subscribers	51,189	18,565
Average revenue per individual subscriber (RMB)[4]	209.1	1,648.0

Number of institutional investor subscribers	121	134
Average revenue per institutional investor subscriber (RMB’000)[5]	118.7	149.5

Number of enterprise subscribers	—	399
Average revenue per enterprise subscriber (RMB’000)[6]	—	5.2

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “We concluded 2019 with strong fourth quarter results and encouraging progress on multiple fronts. Our content capabilities maintained as our key strength and robust traffic driver. Our average monthly PV reached a new high in 2019 with 425.4 million, up 116.8% year over year. This impressive PV metric reflected the broadened geographic and topical coverage of our attractive content, expanded user base and efficient distribution channels. Along with our growing influence in the New Economy community, all three of our revenue streams demonstrated remarkable performances in the fourth quarter, contributing to total revenue growth of 119.2% year over year. Specifically, our enterprise value-added services achieved a significant revenue growth and became our largest revenue contributor, as we strategically developed ourselves into a service-focused enabler for New Economy participants.

“In response to the recent coronavirus outbreak and its ensuing societal impact, 36Kr, as one of the most influential New Economy-focused content providers in China, has been publishing a series of special reports objectively relating the epidemic situation, drawing public attention to the individuals and companies affected and speaking up for those in need. In addition, we swiftly launched a special enterprise service program by mobilizing our connections and resources in the New Economy space for companies striving for survival. This special program aims to introduce collaborative opportunities, financing resources, supportive policies, proficient enterprise services, and enhanced media exposure to support companies that were seriously impacted by the difficult situation. We believe in the resilience of New Economy and are determined to withstand the challenges together with our partners,” Mr. Feng concluded.

Ms. Jihong Liang, director and chief financial officer of 36Kr, stated, “Our solid fourth quarter and full-year 2019 topline performance demonstrated the increasing demands for our diverse and high-quality services from New Economy participants. As we broaden our comprehensive offerings to an expanded customer base, we are achieving economies of scale and enhanced profitability. In the fourth quarter and full-year 2019, we delivered non-GAAP adjusted net income of RMB68.3 million and RMB65.3 million, up 69.6% and 43.0%, respectively, on a year-over-year basis. We will continue to fortify our competitive advantages in both content creation and distribution, while constantly expanding our monetization channels, to capture the growth opportunities in the vibrant New Economy.”

2       Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3       Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4       Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5       Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

6       Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

Fourth Quarter 2019 Financial Results

Total revenues were RMB322.8 million (US$46.4 million) in the fourth quarter of 2019, compared to RMB144.4 million in the same period of 2018.

•                      Online advertising services revenues increased by 110.7% to RMB149.9 million (US$21.5 million) in the fourth quarter of 2019, from RMB71.1 million in the same period of 2018. The increase was mainly attributable to an increased number of end customers.

•                      Enterprise value-added services revenues increased by 147.1% to RMB154.4 million (US$22.2 million) in the fourth quarter of 2019, from RMB62.5 million in the same period of 2018. The increase was primarily attributable to the increase of end customers and average revenue per customer.

•                      Subscription services revenues increased by 72.1% to RMB18.5 million (US$2.7 million) in the fourth quarter of 2019, from RMB10.8 million in the same period of 2018. This increase was primarily attributable to the increase of individual subscription services revenues in the fourth quarter of 2019.

Cost of revenues increased by 204.2% to RMB166.3 million (US$23.9 million) in the fourth quarter of 2019, from RMB54.7 million in the same period of 2018. This increase was generally in line with the growth of the Company’s business. Execution fees of enterprise value-added services, advertisement production costs and share-based compensation expenses were the main contributors to the increase in cost of revenues.

Gross profit increased by 74.4% to RMB156.5 million (US$22.5 million) in the fourth quarter of 2019 from RMB89.7 million in the same period of 2018.

Operating expenses were RMB106.6 million (US$15.3 million) in the fourth quarter of 2019, compared to RMB41.9 million in the same period of 2018. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the fourth quarter of 2019.

•                      Sales and marketing expenses increased by 109.3% to RMB49.7 million (US$7.1 million) in the fourth quarter of 2019, compared to RMB23.7 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new sales and marketing staff, and an increase in share-based compensation expenses.

•                      General and administrative expenses were RMB46.8 million (US$6.7 million) in the fourth quarter of 2019, compared to RMB9.7 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new general and administrative staff, and an increase in share-based compensation expenses.

•                      Research and development expenses increased by 19.6% to RMB10.2 million (US$1.5 million) in the fourth quarter of 2019, compared to RMB8.5 million in the same period of 2018. The increase was primarily attributable to an increase in bandwidth and server expenses in relation to business expansion.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB36.3 million (US$5.2 million) in the fourth quarter of 2019 and RMB1.2 million in the same period of 2018.

Other income was RMB1.7 million (US$0.2 million) in the fourth quarter of 2019, compared to RMB4.5 million in the same period of 2018.

Income tax expenses increased by 47.6% to RMB19.6 million (US$2.8 million) in the fourth quarter of 2019, compared to RMB13.3 million in the same period of 2018. The increase was primarily attributable to the profitability improvement of certain subsidiaries in the fourth quarter of 2019.

Net income was RMB32.0 million (US$4.6 million) in the fourth quarter of 2019, compared to RMB39.1 million in the same period of 2018. Non-GAAP adjusted net income7 increased by 69.6% to RMB68.3 million (US$9.8 million) in the fourth quarter of 2019, from RMB40.2 million in the same period of 2018.

Net income attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB98.7 million (US$14.2 million) in the fourth quarter of 2019, compared to a net loss of RMB30.8 million in the same period of 2018. The change was primarily attributable to the ceased accrual of the accretion associated with the redeemable and convertible preferred shares upon the completion of the Company’s initial public offering, as they were automatically converted into ordinary shares.

Basic and diluted net income per share was RMB0.100 (US$0.014) and RMB0.030 (US$0.004), respectively, in the fourth quarter of 2019, compared to basic and diluted net loss per share of RMB0.104 in the same period of 2018.

Certain Balance Sheet Items

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB264.2 million (US$38.0 million), compared to RMB194.4 million as of December 31, 2018.

Fiscal year 2019 Financial Results

Total revenues were RMB655.6 million (US$94.2 million) in the fiscal year of 2019, compared to RMB299.1 million in the fiscal year of 2018.

•                      Online advertising services revenues increased by 63.1% to RMB283.4 million (US$40.7 million) in the fiscal year of 2019, from RMB173.8 million in the fiscal year of 2018. The increase was mainly attributable to an increased number of end customers.

•                      Enterprise value-added services revenues increased                     by 218.7% to RMB319.5 million (US$45.9 million) in the fiscal year of 2019, from RMB100.2 million in the fiscal year of 2018. The increase was primarily attributable to the increase of integrated marketing service revenues and business consulting services revenues associated with increased end customers and average revenue per customer.

•                      Subscription services revenues increased by 110.2% to RMB52.7 million (US$7.6 million) in the fiscal year of 2019, from RMB25.1 million in the fiscal year of 2018. This increase was primarily attributable to the increase of individual subscription services revenues in the fiscal year of 2019.

7  Non-GAAP adjusted net income represents net income excluding share-based compensation.

Cost of revenues increased by 171.0% to RMB380.3 million (US$54.6 million) in the fiscal year of 2019, from RMB140.3 million in the fiscal year of 2018. This increase was primarily attributable to the increase of execution fees of enterprise value-added services, advertisement production costs and share-based compensation expenses in the fiscal year of 2019.

Gross profit increased by 73.4% to RMB275.3 million (US$39.5 million) in the fiscal year of 2019, from RMB158.8 million in the fiscal year of 2018.

Operating expenses were RMB298.2 million (US$42.8 million) in the fiscal year of 2019, compared to RMB113.2 million in the fiscal year of 2018. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses.

•                      Sales and marketing expenses increased by 96.0% to RMB131.3 million (US$18.9 million) in the fiscal year of 2019, compared to RMB67.0 million in the fiscal year of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new sales and marketing staff

•                      General and administrative expenses were RMB131.1 million (US$18.8 million) in the fiscal year of 2019, compared to RMB24.1 million in the fiscal year of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new general and administrative staff, an increase in share-based compensation expenses resulted from the share options granted in the fiscal year of 2019 and professional fees related to the initial public offering in the fiscal year of 2019.

•                      Research and development expenses increased by 62.2% to RMB35.8 million (US$5.1 million) in the fiscal year of 2019, compared to RMB22.1 million in the fiscal year of 2018. The increase was primarily attributable to an increase in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB91.2 million (US$13.1 million) in the fiscal year of 2019 and RMB5.1 million in the fiscal year of 2018.

Other income increased by 72.8% to RMB16.8 million (US$2.4 million) in the fiscal year of 2019 from RMB9.8 million in the fiscal year of 2018. The increase was primarily attributable to realized disposal gain associated with the overseas business investment in the fiscal year of 2019.

Income tax expenses increased by 34.2% to RMB19.9 million (US$2.9 million) in the fiscal year 2019, compared to RMB14.8 million in the fiscal year of 2018. The increase was primarily contributable to the profitability improvement of certain subsidiaries in the fiscal year of 2019.

Net loss was RMB25.9 million (US$3.7 million) in the fiscal year of 2019, compared to a net income of RMB40.5 million in the fiscal year of 2018. Non-GAAP adjusted net income increased by 43.0% to RMB65.3 million (US$9.4 million) in the fiscal year of 2019, compared to RMB45.6 million in the fiscal year of 2018.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB850.4 million (US$122.2 million), in the fiscal year of 2019, compared to RMB80.6 million in the fiscal year of 2018. The increase was primarily attributable to the accretion increase associated with the convertible redeemable preferred shares and the effect of re-designation of preferred shares to ordinary shares before the preferred shares automatically converted to ordinary shares upon the completion of the Company’s initial public offering.

Basic and diluted net loss per share were both RMB2.310 (US$0.332) in the fiscal year of 2019, compared to RMB0.275 in the fiscal year of 2018.

Recent Development

Since January 2020, the coronavirus (COVID-19) outbreak in China has brought adverse impact on the macroeconomy. 36Kr prioritizes the health and safety of its employees, and has taken various preventative and quarantine measures across the Company soon after the outbreak. 36Kr also implemented a series of corresponding initiatives on its content offering and enterprise services business to help combat and contain the epidemic, providing supports for New Economy Participants affected by the situation. Since the coronavirus situation in China is evolving, and business visibility is still limited, the Company is closely monitoring the epidemic development and evaluating its impact on the Company’s business, and will provide updates when having more clarity.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 11, 2020 (8:00 PM Beijing/Hong Kong Time on March 11, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong, China:	800-906-601
Mainland China:	400-620-8038
Conference ID:	7691436

Participants should dial-in approximately 5 minutes before the scheduled start time and ask to be connected to the call for “36Kr Holdings Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 18, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	7691436

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 31, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	US$’000

Assets
Current assets:
Cash and cash equivalents	48,968	177,372	25,478
Restricted cash	—	505	73
Short-term investments	145,451	86,362	12,405
Accounts receivable, net	182,269	538,537	77,356
Receivables due from related parties	11,018	4,615	663
Prepayments and other current assets	11,686	41,852	6,012
Total current assets	399,392	849,243	121,987
Non-current assets:
Property and equipment, net	15,472	15,964	2,293
Intangible assets, net	255	356	51
Equity method investments	—	41,861	6,013
Deferred tax assets	306	3,391	487
Total non-current assets	16,033	61,572	8,844
Total assets	415,425	910,815	130,831

Liabilities
Current liabilities:
Accounts payable	20,270	139,336	20,014
Salary and welfare payables	36,160	50,721	7,286
Taxes payable	16,917	35,341	5,076
Deferred revenue	4,227	8,161	1,173
Amounts due to related parties	1,979	—	—
Accrued liabilities and other payables	5,152	33,308	4,784
Total current liabilities	84,705	266,867	38,333
Total liabilities	84,705	266,867	38,333

Mezzanine equity
Series A-1 convertible redeemable preferred shares	681	—	—
Series A-2 convertible redeemable preferred shares	13,500	—	—
Series B-1 convertible redeemable preferred shares	388,145	—	—
Series B-2 convertible redeemable preferred shares	45,000	—	—
Series B-3 convertible redeemable preferred shares	48,016	—	—
Series B-4 convertible redeemable preferred shares	36,000	—	—
Series C-1 convertible redeemable preferred shares	277,259	—	—
Series C-2 convertible redeemable preferred shares	—	—	—
Series D convertible redeemable preferred shares	—	—	—
Redeemable non-controlling interests	7,731	—	—
Total mezzanine equity	816,332	—	—

Shareholders’ (deficit)/equity
Ordinary shares	184	679	98
Treasury stock	—	(2,333)	(334)
Additional paid-in capital	—	2,000,267	287,320
Accumulated deficit	(486,027)	(1,358,350)	(195,115)
Accumulated other comprehensive income/(loss)	231	(3,054)	(439)
Total 36Kr Holdings Inc.’s shareholders’ (deficit)/equity	(485,612)	637,209	91,530
Non-controlling interests	—	6,739	968
Total shareholders’ (deficit)/equity	(485,612)	643,948	92,498
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	415,425	910,815	130,831

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	71,118	149,867	21,527	173,783	283,426	40,712
Enterprise value-added services	62,502	154,423	22,181	100,238	319,469	45,889
Subscription services	10,763	18,519	2,660	25,072	52,711	7,571
Total revenues	144,383	322,809	46,368	299,093	655,606	94,172
Cost of revenues	(54,670)	(166,333)	(23,892)	(140,317)	(380,290)	(54,625)
Gross profit	89,713	156,476	22,476	158,776	275,316	39,547
Operating expenses:
Sales and marketing expenses	(23,728)	(49,665)	(7,134)	(66,984)	(131,301)	(18,860)
General and administrative expenses	(9,655)	(46,810)	(6,724)	(24,125)	(131,075)	(18,828)
Research and development expenses	(8,499)	(10,164)	(1,460)	(22,075)	(35,807)	(5,143)
Total operating expenses	(41,882)	(106,639)	(15,318)	(113,184)	(298,183)	(42,831)
Income/(Loss) from operations	47,831	49,837	7,158	45,592	(22,867)	(3,284)
Other income/(expenses):
Share of loss from equity method investments	—	—	—	(2,794)	—	—
Gain on disposal of a subsidiary	—	—	—	—	11,454	1,645
Short-term investment income	1,823	854	123	9,300	4,115	591
Others, net	2,691	881	127	3,247	1,280	184
Income/(Loss) before income tax	52,345	51,572	7,408	55,345	(6,018)	(864)
Income tax expenses	(13,295)	(19,617)	(2,818)	(14,827)	(19,893)	(2,857)
Net income/(loss)	39,050	31,955	4,590	40,518	(25,911)	(3,721)
Accretion on redeemable non-controlling interests to redemption value	(337)	—	—	(1,025)	(1,808)	(260)
(Accretion)/Reversal of accretion of convertible redeemable preferred shares to redemption value	(69,542)	67,893	9,752	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	—	—	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2	—	—	—	—	(36,977)	(5,311)
Net (income)/loss attributable to non-controlling interests	—	(1,195)	(172)	—	156	22
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(30,829)	98,653	14,170	(80,567)	(850,441)	(122,157)

Net income/(loss)	39,050	31,955	4,590	40,518	(25,911)	(3,721)
Other comprehensive (loss) /income
Foreign currency translation adjustments	(34)	(3,200)	(460)	231	(3,285)	(472)
Total other comprehensive (loss) /income	(34)	(3,200)	(460)	231	(3,285)	(472)
Total comprehensive income/(loss)	39,016	28,755	4,130	40,749	(29,196)	(4,193)
Accretion on redeemable non-controlling interests to redemption value	(337)	—	—	(1,025)	(1,808)	(260)
(Accretion)/Reversal of accretion of convertible redeemable preferred shares to redemption value	(69,542)	67,893	9,752	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	—	—	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2	—	—	—	—	(36,977)	(5,311)
Net (income)/loss attributable to non-controlling interests	—	(1,195)	(172)	—	156	22
Comprehensive (loss)/income attributable to 36Kr Holding Inc.’s ordinary shareholders	(30,863)	95,453	13,710	(80,336)	(853,726)	(122,629)

Net (loss)/income per share attributable to 36Kr Holding Inc.’s shareholders
Basic	(0.104)	0.100	0.014	(0.275)	(2.310)	(0.332)
Diluted	(0.104)	0.030	0.004	(0.275)	(2.310)	(0.332)

Weighted average number of shares
Basic	295,642,734	678,222,030	678,222,030	292,731,461	381,489,703	381,489,703
Diluted	295,642,734	1,014,477,288	1,014,477,288	292,731,461	381,489,703	381,489,703

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net income /(loss)	39,050	31,955	4,590	40,518	(25,911)	(3,721)
Share-based compensation expenses	1,191	36,313	5,216	5,111	91,171	13,096
Non-GAAP adjusted net income	40,241	68,268	9,806	45,629	65,260	9,375
Interest expense, net	68	(439)	(63)	75	(292)	(42)
Income tax expense	13,295	19,617	2,818	14,827	19,893	2,857
Depreciation and amortization expenses	815	1,416	203	1,603	4,231	608
Non-GAAP adjusted EBITDA	54,419	88,862	12,764	62,134	89,092	12,798